EXHIBIT 22
Subsidiary Issuers of Guaranteed Securities

The 100% owned finance subsidiary of The PNC Financial Services Group, Inc. (“PNC”) identified in the table below, has issued the securities listed opposite each of such subsidiary issuer in the table below. PNC has fully and unconditionally guaranteed (or effectively provided for the full and unconditional guarantee of) all such securities:

Subsidiary Issuer	Guaranteed Securities
PNC Capital Trust C	Floating rate preferred trust securities